EXHIBIT 99.1

BETTERLIFE PHARMA INC. Annual General Meeting to be held on October 14, 2026 Notice of Annual General Meeting and Information Circular September 14, 2026

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BETTERLIFE PHARMA INC.

1275 West 6th Avenue

Vancouver, BC V6H 1A6

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of BetterLife Pharma Inc. (the “Company”) will be held on Wednesdayday, October 14, 2026 at 10:00 a.m. (Pacific Time). The Company is holding the Meeting via conference call.

The Company is holding the Meeting via conference call, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to attend and participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend or vote at the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, via the conference call, participate and submit questions at the Meeting.

Join the Meeting at +1 778 907 2071 (Vancouver), +1 647 374 4685 (Toronto), +1 646 558 8656 (New York), +49 69 7104 9922 (Germany) (or find your local number at https://us02web.zoom.us/u/kcWgKNVoT1) on October 14, 2026, available starting 9:45 a.m. (Pacific Time). The Meeting ID is 858 2079 7431 and passcode is 069216. The meeting can also be access online at:

https://us02web.zoom.us/j/85820797431?pwd=4bpF3eAh7MbbMFtHYkUFlFERWRQsXa.1

Non-registered beneficial shareholders (being those persons who hold their shares through a broker, securities dealer, bank, trust company, custodian, nominee or similar entity) who have not duly appointed themselves as proxyholder may also attend the conference call as guests. Guests will be able to attend and listen to the Meeting but will not be able to vote or ask questions at the Meeting.

At the Meeting, the shareholders will receive the financial statements for the years ended January 31, 2026 and 2025, together with the auditor’s report thereon, and consider resolutions to:

1.	set the number of directors (Proposal No. 1 in the attached information circular);

2.	elect directors for the ensuing year (Proposal No. 2 in the attached information circular);

3.

appoint MNP LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor (Proposal No. 3 in the attached information circular);

4.

approve by ordinary resolution the Company’s amended and restated 2026 long-term incentive plan, including all unallocated awards thereunder (Proposal No. 4 in the attached information circular) and replacing the Company’s long-term incentive plan dated October 1, 2019; and

5.	transact such other business as may properly be put before the Meeting.

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The Company’s Board of Directors has fixed the close of business on August 18, 2026 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. Only shareholders of record at the close of business on that date will be entitled to notice of the Meeting and to vote.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (the “Notice-and-Access Provisions”) for the Meeting. The Notice-and- Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post the Information Circular, the Company’s 2026 audited financial statements and the related management’s discussion and analysis, and any additional materials (collectively, the “Meeting Materials”) online under the Company’s profile at www.sedarplus.ca or on the Company’s website at http://www.eproxy.ca/BetterLife/2026AGM/. Shareholders will still receive this Notice of Meeting, a form of proxy and request for financial information form and may choose to receive a paper copy of the Meeting Materials, which can be requested by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR. For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than October 3, 2026.

The Company will not use the procedure known as ‘stratification’ in relation to the use of Notice-and- Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Information Circular to some shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and- Access Provisions, which will not include a paper copy of the Meeting Materials.

THE VOTE OF EACH SHAREHOLDER IS IMPORTANT. YOU CAN VOTE YOUR SHARES BY COMPLETING AND RETURNING THE PROXY CARD SENT TO YOU OR BY VOTING ONLINE. PLEASE SUBMIT A PROXY AS SOON AS POSSIBLE SO THAT YOUR SHARES CAN BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS. FOR SPECIFIC INSTRUCTIONS ON VOTING, PLEASE REFER TO THE INSTRUCTIONS ON THE PROXY CARD OR THE INFORMATION FORWARDED BY YOUR BROKER, BANK OR OTHER HOLDER OF RECORD. ALL PROXIES MUST BE RECEIVED BY OUR TRANSFER AGENT BY NO LATER THAN 10:00 AM PACIFIC STANDARD TIME ON FRIDAY, OCTOBER 9, 2026, OR IN THE CASE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING, NOT LESS THAN 48 HOURS (SATURDAYS, SUNDAYS AND HOLIDAYS EXCEPTED) PRIOR TO THE TIME OF THE ADJOURNED OR POSTPONED MEETING, IN ORDER TO BE COUNTED. SHAREHOLDERS AND DULY APPOINTED PROXYHOLDERS WILL BE ABLE TO LISTEN TO AND PARTICIPATE IN THE MEETING. HOWEVER, SHAREHOLDERS WILL NOT BE ABLE TO VOTE DURING THE MEETING.

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An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 14th day of September, 2026.

ON BEHALF OF THE BOARD

(signed) “Ahmad Doroudian”

Ahmad Doroudian

Chief Executive Officer

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BETTERLIFE PHARMA INC.

1275 West 6th Avenue

Vancouver, BC V6H 1A6

INFORMATION CIRCULAR

(as of September 14, 2026 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of BetterLife Pharma Inc. (the “Company”). The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Wednesday, October 14, 2026 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

In voting, please specify your choices by marking the appropriate spaces on the enclosed proxy card, signing and dating the proxy card and returning it in the accompanying envelope. The persons named as proxy holder in the accompanying form of proxy were designated by the management of the Company (“Management Proxy Holder”). A shareholder desiring to appoint some other person (“Alternate Proxy Holder”) to represent him or her at the Meeting may do so by inserting such other person’s name in the space indicated or by completing another proper form of proxy. A person appointed as proxy holder need not be a shareholder of the Company. If no directions are given and the signed proxy is returned, the proxy holders will vote the shares in favor of Proposals 1 through 5 and, at their discretion, on any other matters that may properly come before the Meeting. The Board knows of no other business that will be presented for consideration at the Meeting. In addition, since no shareholder proposals or nominations were received by us on a timely basis, no such matters may be brought at the Meeting.

Any shareholder giving a proxy has the power to revoke the proxy at any time before the proxy is voted. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the offices of our transfer agent, Endeavor Trust Corporation, 777 Hornby Street, Suite 702, Vancouver, BC, Canada V6Z 1S4, not less than forty eight (48) hours, excluding Saturdays, Sundays or holidays, before the time of the Meeting, or any adjournment thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Attendance at the Meeting via the conference call will not in and of itself constitute revocation of a proxy.

Voting of Shares

Shareholders of record on the Record Date are entitled to one (1) vote for each Common Share held on all matters to be voted upon. You may vote online or by completing and mailing the enclosed proxy card. All shares entitled to vote and represented by properly executed proxies received before the polls are closed at the Meeting, and not revoked or superseded, will be voted in accordance with the instructions indicated on those proxies. Registered shareholders and duly appointed proxyholders will be able to listen to and participate in the Meeting. However, shareholders will not be able to vote during the meeting.

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Deadline for Shareholder Proposals

The deadline for submitting a shareholder proposal for inclusion in the Company’s information circular for its 2027 annual meeting of shareholders is April 14, 2027, provided, however, that in the event the Company holds its 2027 annual meeting more than 30 days before or after the one year anniversary date of the Meeting, the Company will disclose the new deadline by which proxies must be received by any means reasonably calculated to inform shareholders.

Notice of intention to present proposals for BetterLife’s next annual meeting should be delivered to BetterLife Pharma Inc., 1275 West 6th Avenue, Unit 300, Vancouver, British Columbia, Canada V6H 1A6, Attention: Corporate Secretary.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY SHAREHOLDERS OF THE COMPANY AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD SHARES IN THEIR OWN NAME.

Shareholders who do not hold their shares in their own name (referred to in this Circular as “beneficial shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon. If the Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee and custodian for many Canadian brokerage firms). Beneficial shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person, as without specific instructions, brokers/nominees are prohibited from voting shares for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings, unless the beneficial shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by beneficial shareholders in order to ensure that their Common Shares are voted at the Meeting. The Form of Proxy supplied to a beneficial shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to proxy forms, mails those forms to the beneficial shareholders and the beneficial shareholders return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a Broadridge proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.

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Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a beneficial shareholder may attend at the Meeting via the conference call as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial shareholders who wish to attend at the Meeting via the conference call and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a beneficial shareholder may request in writing that his or her broker send to the beneficial shareholder a legal proxy which would enable the beneficial shareholder to attend at the Meeting via the conference call and vote his or her Common Shares.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

The Company will be sending proxy-related materials indirectly to non-objecting beneficial owners under NI 54-101.

The Company does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and that in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

YOUR VOTE IS IMPORTANT.

Counting of Votes

All votes will be tabulated by the scrutineer appointed for the Meeting, who will separately tabulate affirmative and negative votes and abstentions. Shares represented by proxies that reflect abstentions as to a particular proposal will be counted as present and entitled to vote for purposes of determining a quorum. An abstention is counted as a vote against that proposal. Shares represented by proxies that reflect a broker “non-vote” will be counted as present and entitled to vote for purposes of determining a quorum. A broker “non-vote” will be treated as not-voted for purposes of determining approval of a proposal and will not be counted as “for” or “against” that proposal. A broker “non-vote” occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority or does not have instructions from the beneficial owner.

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Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly and mailing of this Circular, the proxy and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, depositories, fiduciaries and custodians holding Common Shares in their names that are beneficially owned by others to forward to these beneficial owners. We may reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to the beneficial owners of the Common Shares. Original solicitation of proxies by mail may be supplemented by telephone, facsimile, electronic mail or personal solicitation by our directors, officers or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services. To date, we have not incurred costs in connection with the solicitation of proxies from our shareholders, however, our estimate for total costs is $12,000.

Financial Statements

The audited financial statements of the Company for the years ended January 31, 2026 and 2025, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The record date for the Meeting has been set as August 18, 2026. As of the record date, the Company’s authorized capital consists of an unlimited number of common shares of which 168,965,339 common shares are issued and outstanding. All common shares in the capital of the Company carry the right to one vote. Only shareholders of record at the close of business on August 18, 2026 will be entitled to vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend via the conference call and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following shareholders beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company: Dr. Ahmad Doroudian – 17,764,338 common shares (10.44%) and Dr. Steven Sangha – 26,510,449 common shares (15.58%).

DIRECTOR AND NAMED EXECUTIVE OFFICER COMPENSATION

Director and Named Executive Officer Compensation (Excluding Compensation Securities)

During the financial year ended January 31, 2026, the Company had three Named Executive Officers (“NEOs”) being, Ahmad Doroudian, Chief Executive Officer and Chairman (“CEO and Chairman”), Hooshmand Sheshbaradaran, Chief Operating Officer (“COO”) and Moira Ong, Chief Financial Officer (“CFO”).

“Named Executive Officer” means: (a) each Chair, (b) each CEO, (c) each COO, (d) each CMO, (e) each CFO, (f) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chair, CEO, COO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

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Set out below is a summary of compensation paid or accrued during the Company’s two most recently completed financial years to the Company’s NEOs and directors. As disclosed in Notes (9) and (10) below, the Company’s NEOs and directors have forgiven and/or settled outstanding compensation on a non-cash basis.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Ahmad Doroudian(1)(9) CEO, Chair and Director	2026 2025	300,000 300,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	300,000 300,000
Hooshmand Sheshbaradaran(2)(9) COO	2026 2025	376,054 372,062	Nil Nil	Nil Nil	Nil Nil	Nil Nil	376,054 372,062
Moira Ong(3)(9) CFO	2026 2025	264,000 264,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	264,000 264,000
Ralph Anthony Pullen(4)(10) Director	2026 2025	Nil Nil	Nil Nil	40,000 40,000	Nil Nil	Nil Nil	40,000 40,000
Steven Sangha(5) Director	2026 2025	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Wolfgang Renz(6)(10) Former Director	2026 2025	Nil Nil	Nil Nil	4,500 18,000	Nil Nil	Nil Nil	4,500 18,000
Robert Metcalfe(7)(10) Former Director	2026 2025	Nil Nil	Nil Nil	26,250 30,000	Nil Nil	Nil Nil	26,250 30,000
André Beaudry(8) Former Director	2026 2025	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A

Notes:

(1)

Dr. Ahmad Doroudian was appointed President, Chief Executive Officer and Director on September 17, 2007 and as Secretary on March 30, 2011. He resigned as President, Chief Executive Officer and Secretary on August 30, 2011 and was re-appointed as President, Chief Executive Officer and Secretary on July 24, 2014. Dr. Doroudian subsequently resigned as President and Chief Executive Officer on February 5, 2015 and was appointed as Chair on that date. On February 1, 2016, Dr. Doroudian was appointed Chief Business Officer. Dr. Doroudian resigned as Director, Chair and Chief Business Officer on August 27, 2018. He was re-appointed as Chief Executive Officer and Director on January 20, 2020 and served as Chairman from May 5, 2020 to May 11, 2026. Dr. Doroudian did not receive any compensation excluding compensation securities for his role as Director.

(2)

Dr. Hooshmand Sheshbaradaran was appointed Chief Operating Officer of MedMelior on November 1, 2018. Upon an amalgamation of the Company, MedMelior and 12167573 Canada Ltd., a fully-owned subsidiary of the Company, on August 31, 2020, MedMelior became a subsidiary of the Company. On May 1, 2023, Mr. Sheshbaradaran was appointed Chief Operating Officer of the Company.

(3)	Ms. Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(4)	Mr. Ralph Anthony Pullen was appointed Director on May 5, 2020.
(5)	Dr. Steven Sangha was appointed Director on March 20, 2025.
(6)

Dr. Wolfgang Renz served as Director on February 5, 2015 to July 23, 2025. Dr. Renz was appointed Regional Manager – Europe on July 29, 2019 and this position terminated on March 31, 2020. Dr. Renz remains a Director of the Company’s subsidiary, MedMelior Inc.

(7)	Mr. Robert Metcalfe served as Director from January 21, 2020 to December 15, 2025.
(8)	Mr. André Beaudry served as Director from July 23, 2025 to November 4, 2025.
(9)

In April 2023, accrued compensation totaling approximately $469,000 was forgiven by Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong. In July 2024, outstanding compensation for Dr. Doroudian and Ms. Ong totaling approximately $284,000 were settled through the issuance of 1,893,333 common shares of MedMelior. In April 2025, outstanding compensation, accrued expenses and accrued interest to Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong totaling approximately $851,000 were settled with the issuance of 8,506,372 common shares.

(10)

In April 2024, outstanding advisory fees to Mr. Metcalfe and Mr. Pullen totaling approximately $108,000 were forgiven. In April 2025, outstanding fees to Dr. Renz, Mr. Metcalfe and Mr. Pullen totaling approximately $180,200 was settled with the issuance of 1,801,667 common shares.

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External Management Companies

All of the NEOs as at the date of the most recently completed financial year were employees of the Company.

Stock Options and Other Compensation Securities

The following table sets forth details of compensation securities granted or issued to each director and NEO by the Company in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries:

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant (DD/MM/YY)	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date (DD/MM/YY)
André Beaudry Former Director	Stock Option(1)	200,000	08/04/25	$0.08	$0.08	$0.05	02/04/26(2)
Steven Sangha Director	Stock Option(1)	700,000	02/07/25	$0.09	$0.09	$0.05	01/07/30

Notes:

(1)	25% vesting every six months.
(2)	Mr. Beaudry’s stock options expired on February 4, 2026, three months following Mr. Beaudry’s resignation date of November 4, 2025 as governed by the Company’s 2019 Long-term Incentive Plan.

No compensation securities were exercised by NEOs during the most recently completed financial year.

Stock Option Plans and Other Incentive Plans

Effective August 27, 2026, the Company adopted an amended and restated Long-term Incentive Plan (the “2026 LTIP Plan”), replacing the Long-term Incentive Plan adopted on October 1, 2019 (“2019 LTIP Plan”). Under the 2026 LTIP Plan, the Company may grant stock options or performance stock units (“PSUs”) up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the stock options will be determined by the Company and will be no less than market price on grant date.

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The following table sets forth, as of January 31, 2026, securities authorized for issuance under the Company’s 2019 LTIP Plan:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	55,821,182	$0.10	6,981,786
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	55,821,182	$0.10	6,981,786

The 2026 LTIP Plan is being approved this year pursuant to Proposal No 4 - Approval of Long-Term Incentive Plan. A copy of the 2026 LTIP Plan is attached hereto as Schedule “B”. See the discussion under Proposal No. 4 for the material terms of the 2026 LTIP Plan.

Employment, Consulting and Management Agreements

As of January 31, 2026, the date of the most recently completed financial year, the Company had entered into the following employment agreements:

•

Employment agreement with its Chief Executive Officer for a salary of $25,000 per month. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is $600,000.

•

Employment agreement with its Chief Operating Officer for a salary of US$22,500 per month. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is US$540,000.

•

Employment agreement with its Chief Financial Officer for a salary of $16,667 per month and an employment agreement, through MedMelior, with MedMelior’s Chief Financial Officer for $5,333 per month. Estimated incremental payments due on termination without cause or on termination or resignation following a change of control is $400,000.

Other than as disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

Oversight and Description of Director and Named Executive Officer Compensation

The Board of Directors is responsible for setting and administering policies that govern executive salaries, cash bonus awards, stock options and other incentive awards and approves compensation securities for the Company’s directors and NEOs.

Stock options and other incentive plans are designed to reward directors, NEOs, employees and consultants for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new security-based awards are granted, the Board will take into account any previous grants, the number of security-based awards currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such security-based awards is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

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Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the directors or NEOs at, following, or in connection with retirement.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS

TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors and the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

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PROPOSAL NO. 1 - NUMBER OF DIRECTORS

The Articles of the Company provide that the Company shall have a minimum of three and a maximum of that number of directors as may be fixed or changed from time to time by majority approval from the shareholders. Accordingly, shareholders will be asked to set the number of directors at six (6).

The Company’s Board of Directors unanimously recommends a vote “FOR” setting the number of directors at six (6). The election of director will require the approval of shareholders holding at least a majority of the Common Shares entitled to vote.

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PROPOSAL NO. 2 - ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. The management of the Company (the “Management”) proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and position, if any, held in the Company	Principal occupation during the past five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
Ahmad Doroudian British Columbia, Canada Chief Executive Officer and Director	Chief Executive Officer, BetterLife Pharma Inc. and MedMelior Inc.	January 20, 2020	17,764,338 common shares(5)
Douglas Drysdale(3) Florida, USA Director	Chairman and Corporate Advisor, BetterLife Pharma Inc. Chief Executive Officer, Cybin Inc.	May 11, 2026	1,608,000 common shares
Charles Duncan(2)(3) Arizona, USA	Managing Director, Gilmartin Group, LLC, Sulci Advisors, LLC and Cantor Fitzgerald & Co.	August 25, 2026	Nil
John LaRocca(2) (3) (4) New Jersey, USA Director	Advisor, LaRocca Pharma Law Group General Counsel and Corporate Secretary, Y-Maps Therapeutics, Inc.	July 7, 2026	Nil
Ralph Anthony Pullen(2) (3) (4) Ontario, Canada Director	Consultant, Pullen Family Holdings Inc.	May 5, 2020	179,667 common shares
Steven S. Sangha(2) (4) British Columbia, Canada Director	Investor and advisor, Arlo Investments Inc. Dentist, Harris Road Dental	March 20, 2025	26,510,449 common shares(6)

Notes:

(1)	The information as to common shares owned or controlled has been provided by the nominees themselves.
(2)	A member of the Audit Committee.
(3)	A member of the Nominating and Governance Committee.
(4)	A member of the Compensation Committee.
(5)	Common shares beneficially owned is 10.44% of the Company’s issued and outstanding common shares.
(6)	Common shares beneficially owned is 15.58% of the Company’s issued and outstanding common shares.

14

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

The Company’s Board of Directors unanimously recommends a vote “FOR” the nominees: Dr. Ahmad Doroudian, Mr. Douglas Drysdale, Dr. Charles Duncan, Mr. John LaRocca, Mr. Ralph Anthony Pullen and Dr. Steven S. Sangha.

Relevant Education and Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with experience in management and development of private and publicly traded pharmaceutical companies. Dr. Doroudian has served as the Company’s Chief Executive Officer since January 2020. In 2016, Dr. Doroudian founded a pharmaceutical research and development company, MedMelior Inc., which was amalgamated with the Company in 2020. From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early-stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 million in debt and equity financings and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (pharmacokinetics and drug metabolism) from the University of British Columbia.

Douglas Drysdale

Doug Drysdale is a biopharma operator, strategic advisor and Founder of Katogen, where he partners with biotech leaders, investors and founders to translate scientific innovation into real-world business outcomes. With over 35 years in healthcare and pharmaceuticals, Mr. Drysdale is known for bridging the gap between rigorous science and practical execution - bringing an “operator mindset” grounded in P&L accountability, capital strategy, and company building. In addition to serving as Executive Chairman of the Company, Mr. Drysdale is also Chairman of the Board of Natural Medtech, an AI-forward biosynthetic manufacturing platform pioneering the next generation of safe, scalable, and accessible medicines. Mr. Drysdale has also served as Director of Frenelle Pharma, an innovative drug delivery company, since 2022.

Over nearly two decades as a chief executive officer, Mr. Drysdale has built and turned around four companies - two public and two private - leading 17 acquisitions across three continents and raising over $4.5 billion in capital. As Chief Executive Officer of Helus Pharma (formerly Cybin Inc.), he took the company from molecule inception to Phase 3 trials in three years, advancing breakthrough psychedelic-based therapies for mental health disorders and securing FDA Breakthrough Therapy designation. Previously, as Founding Chief Executive Officer of Alvogen, Inc., Mr. Drysdale scaled the company to $500 million in revenue across 35 countries in under six years. At Pernix Therapeutics Holdings, Inc., he led a successful turnaround, growing enterprise value from $80 million to $800 million while focusing on pain and CNS disorders.

Mr. Drysdale holds a degree in Microbial and Molecular Biology from the University of East Anglia and was named Ernst & Young Entrepreneur of the Year.

15

Charles Duncan

Charles Duncan is a biotechnology strategist, board director and former top-ranked Wall Street biotechnology analyst with nearly 30 years of experience advising investors, management teams and boards across the biopharmaceutical industry. As Managing Director, Head of Biotech Strategy & Development at Gilmartin Group, he provides strategic advisory and investor engagement services to public and private life sciences companies, leveraging expertise in corporate strategy, capital markets, business development and investor communications. He also serves on the Board of Directors of Vanda Pharmaceuticals (Nasdaq: VNDA).

Throughout his career, Dr. Duncan has earned a reputation for combining rigorous scientific expertise with capital markets insight to help biotechnology companies create shareholder value. As Managing Director and Senior Biotechnology Analyst at Cantor Fitzgerald, Piper Jaffray and JMP Securities, he initiated research coverage on more than 175 biotechnology companies, evaluated over 200 investment banking transactions and advised on approximately 25 initial public offerings. His sector expertise spans neurology, psychiatry, oncology and platform-enabled therapeutics, with particular recognition as a leading authority on neuro-innovator companies.

A consistently top-ranked analyst, Dr. Duncan has received numerous industry accolades, including ranking among the top biotechnology analysts on TipRanks, Thomson Reuters StarMine and the Financial Times for stock selection and earnings forecasting. Earlier in his career, he founded a venture-backed medical device company, led pharmaceutical development programs and managed clinical and preclinical research.

Dr. Duncan holds a Ph.D. in Pharmaceutical Sciences with a concentration in Neuropharmacology from the University of Colorado and has completed executive education in corporate governance at Harvard Business School.

John LaRocca

John LaRocca has been a successful legal executive in the biotechnology and pharmaceutical sectors, recognized for transforming legal strategy into tangible business outcomes. As Senior Vice President, General Counsel and Secretary of Y-mAbs Therapeutics, Inc., he fronted all legal, intellectual property and compliance functions for the commercial-stage biotech company, including its immunological therapy for pediatric neuroblastoma and proprietary radiopharmaceutical pipeline.

Throughout a 26-year career as General Counsel, Mr. LaRocca has been the architect of numerous transactional successes including some significant transactions and product launches. He served as lead executive on the $930 million sale of Aerie Pharmaceuticals, Inc. to Alcon Laboratories, Inc., managed over $100 billion in acquisitions during his tenure with Actavis PLC (now AbbVie Inc.), and has overseen the successful launch of nine FDA-approved products across generic, branded, and specialty therapeutics.

Mr. LaRocca’s expertise spans the full lifecycle of biotech and pharmaceutical companies-from early-stage clinical development through commercial operations and strategic exits. He has built legal and compliance departments from the ground up at multiple public companies, managed litigation portfolios exceeding $7 billion in risk exposure and negotiated licensing agreements that have opened international markets valued at over $500 million. Mr. LaRocca’s landmark victory in United States v. Mensing before the U.S. Supreme Court fundamentally reshaped product liability law for the generics industry.

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Ralph Anthony Pullen

Ralph Anthony Pullen has been an active participant in the Canadian capital markets for over 50 years. During that time, Mr. Pullen has filled most roles in the institutional equity markets, including sales, investment research, market strategist and investment banker. He has been a leading force in the healthcare and biotechnology industry sectors since the mid-eighties, beginning when these industries began to emerge in Canada. He was instrumental in the creation and initial funding of MDS Capital Corp., which became Canada’s largest venture capital fund dedicated to life sciences. Mr. Pullen served as a board member from 1988, up to its transition to become Lumira Ventures in 2009, and then on to 2017, a 29-year span. Mr. Pullen remains active in the healthcare sector as an advisor from 2019 to date. From 2013 to 2019, Mr. Pullen was an investment banker in the healthcare and biotechnology industries with Dominick Capital Corp. and from 2006 to 2011, a partner at Paradigm Capital Inc. with corporate finance responsibility for the healthcare and biotech sector. Prior to that, Mr. Pullen was Vice Chairman at both Yorkton Securities Inc. and Loewen, Ondaatje McCutcheon. In all those roles, Mr. Pullen has led and advised on millions of dollars of fund-raising efforts in the life sciences sector. Mr. Pullen obtained his Bachelor of Arts in Economics from York University in 1969.

Steven Sangha

Steven Sangha has more than 25 years of experience in investment banking, business development, and asset management. Dr. Sangha controls and runs a family office providing seed capital for start-up companies, venture capital funding and strategic investing through Arlo Investment Inc. and various other holding companies. Dr. Sangha’s interest in the biotechnology and mining industries has allowed positive growth for early-stage companies with his consummate efforts in assessment, development, and financial support. He holds a doctorate of dental surgery (DDS) from the University of Western Ontario in London, Ontario, and a bachelor of pharmaceutical science (BscPharm) from the University of British Columbia in Vancouver, British Columbia. Dr. Sangha is also a board member of several public and private companies.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, other than as disclosed herein:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Dr. Steven Sangha is a director of BlockchainK2 Corp. (“BlockchainK2”) which was subject to a failure-to-file cease trade order on April 2, 2025 for late filing of its financial statements. These financial statements were subsequently filed in May 2025 and the failure-to-file cease trade order was revoked.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Other than disclosed herein, none of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

In May 2025, the BC Securities Commission imposed a $50,000 administrative penalty on Dr. Ahmad Doroudian for failing to file timely reports of trading in securities.

AUDIT COMMITTEE

The Company has an audit committee (the “Audit Committee”).

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Dr. Charles Duncan, Mr. John LaRocca, Mr. Ralph Anthony Pullen and Dr. Steven S. Sangha.

Our Audit Committee Charter provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Dr. Duncan, Mr. LaRocca, Mr. Pullen and Dr. Sangha. are “independent” as that term is defined. The Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member has been provided under “Relevant Education and Experience”.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

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CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the opinion of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of six directors, Dr. Ahmad Doroudian, Mr. Douglas Drysdale, Dr. Charles Duncan, Mr. John LaRocca, Mr. Ralph Anthony Pullen and Dr. Stephen Sangha. Dr. Duncan, Mr. LaRocca, Mr. Pullen and Dr. Sangha are independent members of the Board. The non-independent member of the Board are Mr. Drysdale, Executive Chairman, and Dr. Doroudian, Chief Executive Officer of the Company.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Board requires management to provide complete and accurate information with respect to the Company’s activities and to provide relevant information concerning its operations in order to identify and manage risks. The Board is responsible for monitoring the Company’s senior officers, who in turn are responsible for the maintenance of internal controls and management information systems.

Directorships

The current directors are directors of other reporting issuers as follows:

Name of Director	Name of Reporting Issuer	Exchange
Charles Duncan	Vanda Pharmaceuticals, Inc.	NASDAQ
Steven Sangha	BlockchainK2 Corp. Goldhills Holding Ltd. Sernova Biotherapeutics Inc.	TSXV TSXV TSX

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Orientation and Continuing Education

New directors participate in an informal orientation program regarding the role of the Board, the Audit Committee, and its directors, and the nature and operations of the Company’s business. Members of the Board are encouraged to communicate with management of the Company, external legal counsel and auditors, and other external consultants to educate themselves about the Company’s business and applicable legal and regulatory developments.

Ethical Business Conduct

The Company has adopted a written code of business conduct and ethics. A copy of the code is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.abetterlifepharma.com. The Board monitors compliance with the code through communications with management and, where appropriate, the review of matters brought to its attention.

Nomination of Directors

The Nominating and Governance Committee considers its size each year when it considers the number of directors to recommend to Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain breadth of experience. In assessing potential director nominees, the Committee considers the competencies, skills, experience, independence, financial literacy, regulatory knowledge, industry experience and other qualities that it believes are necessary for the Board to effectively discharge its responsibilities. The Committee also considers the existing composition of the Board and the anticipated needs of the Company. The Company’s Nominating and Governance Committee consists of Mr. Douglas Drysdale, Dr. Charles Duncan, Mr. John LaRocca and Mr. Ralph Anthony Pullen.

Compensation

The Compensation Committee is responsible for making recommendations to the Board with respect to compensation for directors and officers of the Company. In determining compensation, the Committee considers the responsibilities and performance of the applicable individual, the Company’s financial position, the need to attract and retain qualified directors, officers and employees, and compensation practices of comparable companies where appropriate. The Board may also consider recommendations from management and external advisors. The Company’s Compensation Committee consists of Mr. John LaRocca, Mr. Ralph Anthony Pullen and Dr. Steven Sangha.

Other Board Committees

The Company does not have any committees of the Board other than the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. When necessary, the Board will strike a special committee of independent directors to deal with matters requiring independent oversight.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees.

No formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. However, the Company believes that its corporate governance practices are appropriate and effective given the Company’s developmental stage.

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PROPOSAL NO. 3 - APPOINTMENT OF AUDITOR

Auditor

Management intends to nominate MNP LLP, Chartered Professional Accountants, of Vancouver, British Columbia, for re-appointment as auditor of the Company. Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the appointment of MNP LLP, Chartered Professional Accountants, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.

Audit Fees

The following table sets forth the fees incurred by the Company and its subsidiaries to MNP LLP, Chartered Professional Accountants, for services rendered in the last two fiscal years:

	2026 ($)	2025 ($)
Audit fees(1)	125,000	120,322
Audit related fees(2)	N/A	N/A
Tax fees(3)	N/A	N/A
All other fees(4)	N/A	N/A

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor(s) in each of the last two fiscal years for audit fees.

(2)

“Audit related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

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PROPOSAL NO. 4 – APPROVAL OF AMENDED AND RESTATED 2026 LONG-TERM INCENTIVE PLAN

The Company is seeking shareholders to approve the amended and restated Long-Term Incentive Plan (the “2026 LTIP Plan”). The Company’s success depends, in large part, on its ability to maintain a competitive position by attracting, retaining and motivating the best talent in what is a tremendously competitive labor market. Central to these objectives is our equity-based compensation program, which is consistent with our compensation philosophy and the compensatory practices of other companies in our peer group and other companies with which we compete for talent. Our equity-compensation needs must be balanced against the dilutive effect of such programs on our shareholders. To that end, and based on careful weighing of these considerations, as more fully described below, on August 27, 2026 (the “Board Approval Date”), subject to shareholder approval, the Board and the Compensation Committee adopted the 2026 LTIP Plan.

The 2026 LTIP Plan is intended to replace the 2019 LTIP Plan. If our shareholders approve the 2026 LTIP Plan, we will not grant any further awards under the 2019 LTIP Plan after the date of such approval, but awards previously granted under the 2019 LTIP Plan will remain outstanding.

At the Meeting, the Company is seeking shareholder approval for the 2026 LTIP Plan as the Company’s equity incentive plan in accordance with and subject to the rules and policies of the Exchange.

Terms of the 2026 LTIP Plan

A copy of the 2026 LTIP Plan is attached hereto as Schedule “B”. The following summary of certain key terms of the 2026 LTIP Plan is qualified entirely by the text of the 2026 LTIP Plan, and in the event of any inconsistency between the summary below and the terms of the 2026 LTIP Plan, the terms of the 2026 LTIP Plan will prevail.

The following is a summary of certain key terms of the 2026 LTIP Plan:

1.

Awards, including options and performance share units, granted under the 2026 LTIP Plan are non-assignable and non-transferable (except to the participant’s Permitted Assigns as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators or Personal Representatives as defined in the 2026 LTIP Plan).

2.	The aggregate number of Shares reserved for issuance upon the exercise, redemption or settlement of:

(a)

all Options granted under this Plan, together with all Shares reserved or issuable under any other Security-Based Compensation Arrangement of the Company as it relates to Options, shall not exceed 10% of the issued and outstanding Shares from time to time, on a fully-diluted basis; and

(b)

all Performance Share Units granted under this Plan, together with all Shares reserved or issuable under any other Security-Based Compensation Arrangement of the Company as it relates to Performance Share Units, shall not exceed 5% of the issued and outstanding Shares from time to time, on a fully-diluted basis.

3.	The 2026 LTIP Plan, when combined with all of the Company’s other previously established Security Based Compensation Arrangements, if any, shall not result at any time in:

(a)

a number of Shares issued to Insiders within a one-year period: (i) exceeding 10% of the Company’s outstanding securities, on a fully diluted basis; or (ii) exceeding 5% of the Company’s outstanding securities to any one Insider, on a fully diluted basis; and

(b)

a number of Shares issuable to Insiders at any time: (i) exceeding 10% of the Company’s outstanding securities, on a fully diluted basis; or (ii) exceeding 5% of the outstanding securities to any one Insider, on a fully diluted basis.

22

Shareholders will be asked to pass the following ordinary resolution approving the Company’s 2026 LTIP Plan:

“IT IS RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

the Company’s long-term incentive plan (the “2026 LTIP Plan”), substantially in the form attached as Schedule “B” to the Company’s information circular dated September 14, 2026, including the reserving for issuance under the 2026 LTIP Plan at any time of a maximum of 10% of the outstanding securities of the Company (on a fully-diluted basis) for Options and 5% of the outstanding securities of the Company (on a fully-diluted basis) for Performance Share Units, be and is hereby ratified, confirmed and approved until October 14, 2029, which is the date that is three years from the date of the meeting of the holders of common shares of the Company, subject to compliance with the policies of the Canadian Securities Exchange (the “Exchange”), and the Company has the ability to grant awards under the 2026 Plan;

2.	the Awards (as defined in the 2026 LTIP Plan) to be issued under the 2026 LTIP Plan, and all unallocated Awards under the 2026 LTIP Plan, be and are hereby approved;

3.

the Board of Directors be authorized in its absolute discretion to administer the 2026 LTIP Plan and amend or modify the 2026 LTIP Plan in accordance with its terms and conditions and with the policies of the Exchange; and

4.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the 2026 LTIP Plan required by the Exchange or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the 2026 LTIP Plan.”

23

OTHER BUSINESS

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at info@blifepharma.com.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, the 14th day of September, 2026.

ON BEHALF OF THE BOARD

(signed) “Ahmad Doroudian”

Ahmad Doroudian

Chief Executive Officer

24

Schedule “A”

Audit Committee Charter

25

BETTERLIFE PHARMA INC.

AUDIT COMMITTEE CHARTER

Amended and Restated to Conform to Nasdaq and SEC Requirements

Adopted by the Board of Directors on August 14, 2026

I. Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of BetterLife Pharma Inc. (the “Company”) to assist the Board in overseeing: (a) the integrity of the Company’s financial statements and financial reporting process; (b) the Company’s systems of internal accounting and financial controls and disclosure controls; (c) the qualifications, independence and performance of the Company’s independent registered public accounting firm (the “independent auditor”) and of any internal audit function; (d) the Company’s compliance with legal and regulatory requirements as they relate to financial reporting; and (e) the Company’s processes for identifying and managing financial and business risk. The Committee also prepares any report of the Committee required by applicable securities laws and the rules of The Nasdaq Stock Market (the “Nasdaq Rules”).

The independent auditor reports directly to the Committee. While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or in accordance with applicable accounting standards; those are the responsibilities of management and the independent auditor.

II. Composition and Independence

•	The Committee shall consist of no fewer than three directors, each appointed by the Board on the recommendation of the Nominating and Governance Committee.

•

Each member shall satisfy the independence requirements of Rule 5605(a)(2) of the Nasdaq Rules and the heightened independence requirements for audit committee members of Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). Accordingly, no member may, other than in his or her capacity as a director or committee member, accept any consulting, advisory or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary.

•

Each member shall be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash-flow statement, at the time of appointment, in accordance with Nasdaq Rule 5605(c)(2)(A).

•

At least one member shall qualify as an “audit committee financial expert” as defined by the rules of the U.S. Securities and Exchange Commission (the “SEC”) and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background resulting in financial sophistication.

•

To the extent the Company qualifies for any exemption, phase-in accommodation or cure period under the Nasdaq Rules, Rule 10A-3 or applicable securities laws, the Committee and the Board may rely on such exemption or accommodation.

•

The Board shall designate one member as Chair. Members serve at the pleasure of the Board and may be removed, with or without cause, by the Board. Vacancies shall be filled by the Board. Resignation or removal of a director from the Board constitutes resignation or removal from the Committee.

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III. Meetings and Procedures

•	The Committee shall meet as often as it determines necessary, but not less than four times per year, with additional meetings as circumstances require.

•

A majority of the members constitutes a quorum. The Committee acts by a majority of the members present at a meeting at which a quorum is present, or by unanimous written consent. Meetings may be held in person or by telephone or other means of remote communication.

•

The Chair, in consultation with the members, management and the independent auditor, shall set meeting agendas. Written materials, including key financial and risk information, should be provided to members in advance of meetings. The Committee shall maintain written minutes and report regularly to the Board.

•

The Committee shall meet periodically in separate executive sessions with each of management, the independent auditor and any internal audit function, and in private session with only the members of the Committee, in each case at least annually.

•

The Committee may delegate authority to one or more subcommittees, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that any such pre-approval is presented to the full Committee at its next scheduled meeting.

IV. Authority and Resources

•

The Committee has the sole authority and responsibility to appoint, retain, compensate, evaluate, oversee and, where appropriate, terminate or replace the independent auditor (subject to any shareholder ratification), which reports directly to the Committee.

•

The Committee has the authority, at the Company’s expense, to engage independent legal counsel and other advisers as it determines necessary to carry out its duties, and to conduct or authorize investigations into any matter within the scope of its responsibilities.

•

The Company shall provide appropriate funding, as determined by the Committee, for payment of the independent auditor, any advisers engaged by the Committee, and the Committee’s ordinary administrative expenses, in accordance with Rule 10A-3.

27

V. Responsibilities and Duties

A. Independent Auditor

•	Appoint, and pre-approve the compensation and terms of engagement of, the independent auditor, and oversee its work.

•

Pre-approve all audit and permissible non-audit services to be performed by the independent auditor, and consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence.

•

At least annually, obtain and review a report from the independent auditor describing its internal quality-control procedures and any material issues raised by its most recent review or by any inquiry or investigation, and evaluate the auditor’s qualifications, performance and independence, including the lead partner.

•	Review with the independent auditor any audit problems or difficulties and management’s response, and resolve any disagreements between management and the auditor regarding financial reporting.

B. Financial Statements and Disclosure

•

Review and discuss with management and the independent auditor the annual audited financial statements and interim financial statements, together with related management’s discussion and analysis, prior to filing or public release, and recommend to the Board whether the audited financial statements should be included in the Company’s annual report.

•

Review with management and the independent auditor significant financial-reporting judgments, critical accounting policies and estimates, off-balance-sheet arrangements, going-concern assessments, and the effect of new or proposed accounting standards.

•	Review the Company’s earnings releases and financial information and guidance provided to analysts and rating agencies, as and to the extent the Committee considers appropriate.

C. Internal Control and Risk

•

Review the adequacy and effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures, including any significant deficiencies or material weaknesses identified by the independent auditor or management, and management’s remediation plans.

•	Oversee the Company’s policies with respect to risk assessment and risk management as they relate to financial reporting, and review the Company’s major financial risk exposures.

•	Review and approve the annual audit plan and, if an internal audit function exists, oversee its responsibilities, staffing and findings.

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D. Compliance, Related Parties and Complaints

•	Review and approve or ratify all related-party transactions required to be disclosed under applicable rules, coordinating with the Nominating and Governance Committee as appropriate.

•

Establish, oversee and periodically review procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission of concerns by employees, in accordance with Nasdaq Rule 5605(c)(3) and the Company’s Whistleblower Policy.

•

Review with management and counsel any legal or regulatory matters that could have a material effect on the Company’s financial statements or compliance policies, and oversee the Company’s Code of Business Conduct and Ethics as it relates to financial integrity.

VI. Committee Governance

•	Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

•	Conduct an annual evaluation of the Committee’s performance and of its role and responsibilities.

•	Make available to shareholders a summary of the Committee’s activities as may be required, and report regularly to the Board on the Committee’s activities, findings and recommendations.

Adopted by the Board of Directors of BetterLife Pharma Inc. on August 14, 2026, amending and restating the prior Audit Committee Charter.

29

Schedule “B”

Long-term Incentive Plan

30

BETTERLIFE PHARMA INC.

AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

Adopted by the Board of Directors on August 27, 2026

1. PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as directors, officers, employees and consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2. DEFINITIONS AND INTERPRETATION

2.1 Definition

For purposes of the Plan, the following words and terms shall have the following meanings:

“affiliate” means an “affiliated company” determined in accordance with the Securities Act (British Columbia) and also includes those entities that are similarly related, whether or not any of the entities are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;

“Applicable Exchange” means, at any time, each stock exchange, quotation system or marketplace on which the Shares are then listed, posted or quoted for trading, including, as applicable, the CSE and Nasdaq;

“Applicable Tax Laws” means all applicable Canadian, U.S. and other federal, provincial, state, local or foreign tax laws, statutes, regulations, rules and administrative guidance applicable to the Plan, any Award or any Participant, including the Income Tax Act (Canada), the regulations thereunder, and the Code and any successor provisions thereto;

“associate” means an “associate” determined in accordance with the Securities Act (British Columbia);

“Award” means an Incentive Stock Option, Non-incentive Stock Option and/or Performance Share Unit granted under the Plan (as applicable);

“Award Agreement” means an Option Award Agreement and/or a PSU Award Agreement (as applicable);

“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Business Day” means any day, other than Saturday, Sunday or any statutory holiday in the Province of British Columbia, Canada;

“Canadian Taxpayer” means a Participant who is resident in Canada for purposes of the Income Tax Act (Canada) or is otherwise subject to Canadian federal income tax in respect of an Award, including as a result of the grant, vesting, exercise, redemption, settlement, cancellation or other disposition of the Award or the issuance or disposition of Shares issued under the Award;

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“Change in Control” means the occurrence of any one or more of the following events:

(a)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

(b)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(c)	any person, entity or group of persons or entities acting jointly or in concert (the “Acquiror”) acquires, or acquires control (including the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(d)	the sale, transfer or other disposition of all or substantially all of the assets of the Corporation;

(e)	as a result of or in connection with:

(i)	the contested election of directors; or

(ii)	a transaction referred to in paragraph (a) of this definition of “Change in Control”, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the Directors;

(f)	the Board adopts a resolution to the effect that a transaction or series of transactions involving the Corporation or any of its affiliates that has occurred or is imminent is a Change in Control,

and for purposes of the foregoing, “voting securities” means the Shares and any other shares entitled to vote for the election of directors, and shall include any securities, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but which are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“consultant” means a person, other than a director, officer or employee of the Corporation or of any subsidiary of the Corporation, that:

(a)	is engaged to provide bona fide services to the Corporation or subsidiary, other than services provided in relation to a distribution of securities;

(b)	provides the services under a written contract with the Corporation or subsidiary; and

(c)	spends or will spend all or substantially all of his, her or its time and attention on the affairs and business of the Corporation or subsidiary;

and includes, for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and, for greater certainty, includes consultants who provide outsourced or contract labour to the Corporation or a subsidiary, and employees of such consultants;

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“Corporation” means BetterLife Pharma Inc., a corporation existing under the laws of the province of British Columbia;

“CSE” means the Canadian Securities Exchange, or any successor exchange or marketplace;

“Disability” means a medical condition that would qualify a Participant for benefits under a long-term disability plan of the Corporation or a subsidiary of the Corporation;

“Dividend Equivalents” means the right, if any, granted under Section 10, to receive payments in cash or in Shares, based on dividends declared on Shares;

“Effective Date” means August 27, 2026;

“Eligible Person” means:

(a)	for all Awards other than Stock Options, any director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan;

(b)	for Incentive Stock Options, any employee of the Corporation or a subsidiary (as such terms are defined in Sections 424(e) and 424(f) of the Code); and

(c)	for Non-statutory Stock Options, any director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation who is eligible to receive Awards under the Plan;

“Exchange Rules” means the rules, policies, forms, manuals, listing standards and other requirements of each Applicable Exchange, including, as applicable, the rules and policies of the CSE and the Nasdaq Listing Rules;

“Grant Date” means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

“Incentive Stock Option” means an Option granted that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

“Insider” means an “insider” determined in accordance with the Securities Act (British Columbia), as such definition may be amended, supplemented or replaced from time to time;

“Market Price”, as of a particular date,means:

(a)	if the Shares are then listed on both the CSE and Nasdaq, the greater of Market Price as determined by (b) and (c) immediately below;

(b)

if the Shares are then listed only on the CSE, the greater of (i) $0.05, and (ii) the closing price of the Shares on CSE on the trading day immediately preceding such date, or, if no sale occurred on such trading day, on the most recent trading day on which a sale occurred;

(c)

if the Shares are then listed only on Nasdaq, the closing price of the Shares on Nasdaq on the trading day immediately preceding such date or, if no sale occurred on such trading day, on the most recent trading day on which a sale occurred; and

(d)	if the Shares are not then listed, posted or quoted for trading on any stock exchange or marketplace, the fair market value of the Shares as determined by the Board in good faith, provided that, in all cases, Market Price shall be determined in a manner consistent with applicable law, Applicable Tax Laws and Exchange Rules;

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“Nasdaq” means The Nasdaq Stock Market LLC, or any successor exchange or marketplace;

“Nasdaq Listing Rules” means the listing rules of Nasdaq, as amended, supplemented or replaced from time to time, including Nasdaq Listing Rule 5635 and any successor or replacement rules;

“Non-statutory Stock Option” means an Option granted that does not qualify as an Incentive Stock Option.

“Option” means an option to purchase Shares granted under Section 5.1 and includes Incentive Stock Option and/or Non-statutory Stock Option (as applicable);

“Option Award Agreement” means a written award agreement, substantially in the form of Schedule A – Option Award Agreement, setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

“Option Price” has the meaning ascribed thereto in Section 5.2(a);

“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives or Permitted Assigns, as the context requires;

“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date shall be equal to the Market Price of one Share, and that represents the right to receive cash and/or Shares equal to the Market Price of one Share on settlement of the Performance Share Unit;

“Permitted Assign” means a “permitted assign” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators; provided that no Award may be assigned or transferred to a Permitted Assign unless such assignment or transfer is expressly permitted under the Plan, approved by the Board, and completed in compliance with applicable law, Applicable Tax Laws and Exchange Rules. For greater certainty, no assignment or transfer shall be permitted if it would cause the Plan, any Award or any issuance of Shares under the Plan to breach the rules or policies of any Applicable Exchange or require shareholder approval unless such approval has been obtained;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Personal Representative” means:

(a)	in the case of a Participant who, for any reason, is incapable of managing its affairs, the Person entitled by law to act on behalf of such Participant; and

(b)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so;

“Plan” means this Long-Term Incentive Plan, as amended or amended and restated from time to time;

“PSU Account” has the meaning ascribed thereto in Section 6.3;

“PSU Award Agreement” means a written confirmation agreement, substantially in the form of Schedule B – PSU Award Agreement, setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

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“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Performance Share Units granted to Canadian Taxpayers, shall not be later than the date referred to in Section 6.2(b), and which date shall in all cases be determined in accordance with Applicable Tax Laws;

“Retirement” means:

(a)

in the case of a director or an employee of the Corporation or any subsidiary of the Corporation, retirement as determined in accordance with the retirement policy of the Corporation or subsidiary, as such policy may exist from time to time; and

(b)	in the case of a consultant, the completion of the term of the consultant’s Service Agreement in accordance with its terms (for greater certainty, without being renewed);

“Security-Based Compensation Arrangement” includes:

(a)	stock option plans for the benefit of employees, insiders, service providers, or any one of such groups;

(b)	individual stock options granted to employees, service providers, or insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders;

(c)	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

(d)	stock appreciation rights involving issuances of securities from treasury;

(e)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation;

(f)	security purchases from treasury by an employee, insider, or service provider which is financially assisted by the Corporation by any means whatsoever;

For the avoidance of doubt, “Security-Based Compensation Arrangement” includes any employee share purchase plan, stock option plan, restricted share unit plan, performance share unit plan, deferred share unit plan, stock appreciation right arrangement or other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation from treasury, whether or not established under this Plan. Notwithstanding the foregoing, employment inducement awards shall be excluded only to the extent permitted under applicable law and Exchange Rules, including, if applicable, Nasdaq Listing Rule 5635(c)(4), and only if approved and disclosed in the manner required by such rules;.

“Service Agreement” means any written agreement between a Participant and the Corporation or a subsidiary of the Corporation (as applicable), in connection with that Participant’s employment, service or engagement as a director, officer, employee or consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Shares” means common shares in the capital of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Termination Date” means the date on which the Participant ceases to be actively employed by, ceases to actively perform services to, or ceases to be actively engaged by the Corporation and/or any subsidiary of the Corporation (and not, for greater certainty, the date that is the end of any agreed or otherwise binding severance or notice period (whether express, implied, contractual, statutory or at common law)), without regard to whether the Participant continues thereafter to receive any compensatory payments or other amounts from the Corporation or any subsidiary of the Corporation; and

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“U.S. Taxpayer” means a Participant who is subject to U.S. federal income tax in respect of an Award, including as a result of the grant, vesting, exercise, redemption, settlement, cancellation or other disposition of the Award or the issuance or disposition of Shares issued under the Award.

2.2 Headings

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

2.3 Context; Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4 Statutes

Any reference to a statute, regulation, rule, instrument, or policy statement shall refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or re- enacted from time to time.

2.5 Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award shall be paid in Canadian dollars, unless otherwise determined by the Board and permitted under applicable law, Applicable Tax Laws and Exchange Rules.

2.6 Schedules

The following schedules are attached to, form part of, and shall be deemed to be incorporated in, the Plan:

Schedule	Title
A	Option Award Agreement (including Schedule 1 - Notice of Exercise of Option)
B	PSU Award Agreement (including Schedule 1 - Notice of Settlement of Performance Share Units)

3. ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Board.

The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;

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(d)	to recommend to the Board which Eligible Persons should be granted Awards, subject to the approval of the Board;

(e)	to recommend to the Board the number of Awards to be awarded to Eligible Persons, subject to the approval of the Board;

(f)	to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g)	to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;

(h)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, PSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and

(i)

subject to Section 11, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other Persons. Notwithstanding any other provision of the Plan, the Board shall administer the Plan, all Awards and all issuances of Shares under the Plan in compliance with applicable law and Exchange Rules. If the Shares are listed on more than one Applicable Exchange, the Board shall administer the Plan in a manner intended to comply with the requirements of each Applicable Exchange, and where the requirements of the Applicable Exchanges differ, the Corporation shall comply with the more restrictive requirement to the extent necessary to maintain compliance with all applicable Exchange Rules.

3.2 Delegation

The Board may delegate to any director, officer or employee of the Corporation, including but not limited to a committee of the Board, such of the Board’s duties and powers relating to the Plan as the Board may see fit, subject to applicable law.

3.3 Use of Administrative Agent

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

3.4 Limitation of Liability and Indemnification

No member of the Board or a committee of the Board will be liable for any action or determination taken or made in good faith with respect to the Plan or any Awards granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the Board or a committee of the Board.

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4. SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1 Shares Subject to Awards

Subject to adjustment under the provisions of Section 8 and subject to all required shareholder approvals and Exchange Rules, the aggregate number of Shares reserved for issuance upon the exercise, redemption or settlement of:

(a)

all Options granted under this Plan, together with all Shares reserved or issuable under any other Security-Based Compensation Arrangement of the Corporation as it relates to Options, shall not exceed 10% of the issued and outstanding Shares from time to time, on a fully-diluted basis; and

(b)

all Performance Share Units granted under this Plan, together with all Shares reserved or issuable under any other Security-Based Compensation Arrangement of the Corporation as it relates to Performance Share Units, shall not exceed 5% of the issued and outstanding Shares from time to time, on a fully-diluted basis.

The Plan is intended to constitute an “evergreen” plan. Accordingly, subject to all required approvals under applicable law and Exchange Rules, the number of Shares available for issuance under the Plan shall increase or decrease as the number of issued and outstanding Shares changes.

Notwithstanding the foregoing, no Award may be granted, exercised, redeemed or settled in Shares, and no Shares may be issued under the Plan, if such grant, exercise, redemption, settlement or issuance would result in a breach of applicable law, the rules or policies of the CSE, the Nasdaq Listing Rules or any other Exchange Rules.

4.2 Shares Available for Future Grants

Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated shall again be available for future Awards under the Plan and any Shares subject to an Award that is settled in cash and not Shares shall again be available for future Awards under the Plan.

4.3 Insider Participation Limits

The Plan, when combined with all of the Corporation’s other previously established Security Based Compensation Arrangements, shall not result at any time in:

(a)

a number of Shares issued to Insiders within a one-year period: (i) exceeding 10% of the Corporation’s outstanding securities, on a fully diluted basis; or (ii) exceeding 5% of the Corporation’s outstanding securities to any one Insider, on a fully diluted basis; and

(b)

a number of Shares issuable to Insiders at any time: (i) exceeding 10% of the Corporation’s outstanding securities, on a fully diluted basis; or (ii) exceeding 5% of the outstanding securities to any one Insider, on a fully diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or other Securities Based Compensation Arrangement prior to the Participant becoming an Insider shall be excluded for the purposes of the limits set out in this Section 4.3. The limits set out in this Section 4.3 are in addition to, and shall not limit, any shareholder approval, independent director approval, disclosure, numerical limit or other requirement under applicable law or Exchange Rules, including the Nasdaq Listing Rules. No Award shall be granted, exercised, redeemed or settled in Shares if such grant, exercise, redemption or settlement would result in a breach of applicable law or Exchange Rules.

4.4 Fractional Shares

No fractional Shares shall be issued upon the exercise of Options or the settlement of Performance Share Units and the Board may determine the manner in which fractional share value shall be treated.

5. OPTIONS

5.1 Grant

Options may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

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5.2 Terms and Conditions of Options

Options shall be evidenced by an Option Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price per Share subject to each Option (the “Option Price”), which shall in no event be lower than the Market Price on the Grant Date and shall be determined in compliance with applicable law, Applicable Tax Laws and Exchange Rules;

(c)	the Option’s scheduled expiry date, which shall not exceed ten (10) years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date shall be ten (10) years from the Grant Date); and

(d)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan.

5.3 Vesting

Subject to Section 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement, each Option granted after the effective date of this Plan shall vest as to one-third of the number of Shares granted by such Option on each of the first three anniversaries of the Grant Date of such Option.

5.4 Exercise of Option

Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached as Schedule 1 - Notice of Exercise of Option attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Option Award Agreement:

(a) in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b) if permitted by the Board, by a “cashless exercise” or “net exercise” arrangement pursuant to which the Corporation will issue that number of Shares equal to the Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the Market Price, as the denominator. Any cashless exercise, net exercise or similar settlement arrangement shall be subject to applicable law, Applicable Tax Laws and Exchange Rules, and shall not be permitted to the extent that such arrangement would require shareholder approval under Exchange Rules unless such approval has been obtained.

No certificates for Shares so purchased will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

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5.5 Termination of Option Due to Termination of Employment, Service or Engagement

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, subject to Section 10, Options shall be treated in the manner set forth below:

Reason for Termination	Vesting	Expiry of Option
Death	Unvested Options automatically vest as of the date of death	Options expire on the earlier of the scheduled expiry date of the Option and one year following the date of death
Disability	Options continue to vest in accordance with the terms of the Option	Options expire on the scheduled expiry date of the Option
Retirement	Options continue to vest in accordance with the terms of the Option	Options expire on the scheduled expiry date of the Option
Resignation	Unvested Options as of the date of resignation automatically terminate and shall be forfeited	Options expire on the earlier of the scheduled expiry date of the Option and three months following the date of resignation
Termination without Cause/Constructive Dismissal - No Change in Control Involved	Unvested Options continue to vest in accordance with the terms of the Option	Options expire on the earlier of scheduled expiry date of the Option and one year following the Termination Date
Change in Control	Options shall vest in accordance with Section 10	Options expire on the scheduled expiry date of the Option
Termination with Cause	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited	Options, whether vested or unvested as of the Termination Date, automatically terminate and shall be forfeited

6. PERFORMANCE SHARE UNITS

6.1 Grant

Performance Share Units may be granted to Eligible Persons at such time or times as shall be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2 Terms and Conditions of Performance Share Units

Performance Share Units shall be evidenced by a PSU Award Agreement, which shall specify such terms and conditions, not inconsistent with the Plan, as the Board shall determine, including:

(a)	the number of Performance Share Units to be awarded to the Participant;

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(b)

the performance cycle applicable to each Performance Share Unit, which shall be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(c) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, provided that, for Performance Share Units granted to Canadian Taxpayers, such period shall in no case end later than December 31 of the calendar year which is five (5) years after the calendar year in which the Grant Date occurs, and provided further that the Board may impose such additional or different time limits as it determines necessary or advisable to comply with Applicable Tax Laws;

(c)

the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that shall be used to determine the vesting of the Performance Share Units;

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 12; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board shall determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan. No Shares will be issued on the Grant Date and the Corporation shall not be required to set aside a fund for the payment of any such Awards.

6.3 PSU Accounts

A separate notional account shall be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 13.3. Performance Share Units awarded to the Participant from time to time pursuant to Sections 6.1 shall be credited to the Participant’s PSU Account and shall vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding issuance of cash and/or Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.

6.4 Vesting

Subject to Section 10, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit shall vest and shall be settled as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.

6.5 Settlement

(a)	The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Schedule 1 - Notice of Settlement of Performance Share Units attached to the PSU Award Agreement, acknowledged by the Corporation. On settlement, the Corporation shall, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date, one Share, or any combination of cash and Shares equal to the Market Price of one Share as of the PSU Vesting Date, in the sole discretion of the Board. No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

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(b)

For greater certainty, for Performance Share Units granted to Canadian Taxpayers, in no event shall such settlement be later than the period of time specified in Section 6.2(b). The Board may impose such additional or different settlement timing requirements as it determines necessary or advisable to comply with Applicable Tax Laws.

(c)

Notwithstanding the foregoing, no Shares shall be issued in settlement of any Award unless such issuance complies with applicable law, Applicable Tax Laws and Exchange Rules, including, where applicable, any shareholder approval requirement under the rules and policies of the CSE or the Nasdaq Listing Rules.

6.6 Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Performance Share Units shall be treated in the manner set forth below:

Reason for Termination	Treatment of Performance Share Units
Death

Outstanding Performance Share Units that were vested on or before the date of death shall be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death shall vest and be settled in accordance with Section 6.5 as of the date of death, prorated to reflect the actual period between the commencement of the performance cycle and the date of death, based on the Participant’s performance for the applicable performance period(s) up to the date of death. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of death.

Retirement

Outstanding Performance Share Units that were vested on or before the date of Retirement shall be settled in accordance with Section 6.5 as of the date of Retirement. Outstanding Performance Share Units that would have vested on the next vesting date following the Retirement Date, prorated to reflect the actual period between the commencement of the performance cycle and the Retirement Date, based on the Participant’s performance for the applicable performance period(s) up to the Retirement Date, shall be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Retirement Date.

Disability

Outstanding Performance Share Units as of the date of Disability shall continue to vest and be settled in accordance with Section 6.5 in accordance their terms, based on the Participant’s performance for the applicable performance period(s) up to the date of Disability. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the date of Disability.

Resignation

Outstanding Performance Share Units that were vested on or before the date of resignation shall be settled in accordance with Section 6.5 as of the date of resignation, after which time the Performance Share Units shall in all respects terminate.

Termination without Cause/Wrongful Dismissal - No Change in Control Involved

Outstanding Performance Share Units that were vested on or before the Termination Date shall be settled in accordance with Section 6.5 as of the Termination Date. Outstanding Performance Share Units that would have vested on the next vesting date following the Termination Date, prorated to reflect the actual period between the commencement of the performance cycle and the Termination Date, based on the Participant’s performance for the applicable performance period(s) up to the Termination Date, shall be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units shall in all respects terminate as of the Termination Date.

Change in Control	Performance Share Units vest in accordance with Section 10.
Termination of the Participant for Just Cause	Outstanding Performance Share Units (whether vested or unvested) shall automatically terminate on the Termination Date and be forfeited.

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7. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Personal Representatives or, to the extent permitted under the Plan, approved by the Board and permitted under applicable law, Applicable Tax Laws and Exchange Rules, Permitted Assigns. Any permitted assignment or transfer shall be subject to the prior approval of the Board and shall comply with applicable law, Applicable Tax Laws and Exchange Rules. Any purported assignment or transfer in violation of this Section 7 shall be null and void.

8. ADJUSTMENTS

The number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, shall be adjusted in the event of a reorganization, recapitalization, stock split or redivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to be equitable in the circumstances. Failure of the Board to provide for an adjustment shall be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction shall be disregarded.

If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the Shares or other securities subject to an Award in consequence thereof and the Awards shall remain unaffected.

The adjustments provided for in this Section 8 shall be cumulative.

On the happening of each and every of the foregoing events, the applicable provisions of the Plan shall be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

Any adjustment under this Section 8 shall be made in compliance with applicable law, Applicable Tax Laws and Exchange Rules. No adjustment shall be made under this Section 8 to the extent that such adjustment would be treated as a repricing, material amendment or other action requiring shareholder approval under applicable law or Exchange Rules unless such shareholder approval has been obtained.

9. PRIORITY OF AGREEMENTS

9.1 Priority of Agreements

In the event of any inconsistency or conflict between the provisions of (i) the Plan and/or a Participant’s Award Agreement, and (ii) a Participant’s Service Agreement, the provisions of the Participant’s Service Agreement shall prevail with respect to such Participant unless the terms of the Participant’s Service Agreement would cause the Plan or any Award to fail to comply with Applicable Tax Laws, including, in respect of a Participant that is a Canadian Taxpayer, by causing the Plan or any Award to be a “salary deferral arrangement” as defined in the Income Tax Act (Canada), or, in respect of a Participant that is a U.S. Taxpayer, by causing an Award to fail to comply with, or be exempt from, Section 409A of the Code, in which case the terms of the Plan shall prevail.

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Notwithstanding the foregoing, no Service Agreement or Award Agreement shall override or supersede any provision of the Plan to the extent such override or supersession would result in a breach of applicable law, Applicable Tax Laws or Exchange Rules, or would result in any grant, amendment, vesting, exercise, settlement or issuance requiring shareholder approval under Exchange Rules unless such approval has been obtained.

9.2 Vesting and Termination Provisions in Service Agreements

In the event that a Participant’s Service Agreement contains provisions respecting the vesting of the dates upon which any or all outstanding Awards shall be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms, or provisions respecting the expiry, forfeiture and termination of such Awards, the vesting or expiry, forfeiture and termination of such Awards, as applicable, shall be governed by the terms and conditions of the Participant’s Service Agreement with respect to such Participant.

10. CHANGE IN CONTROL - TREATMENT OF AWARDS

10.1 Change in Control - Awards Granted On and After Effective Date

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Award Agreement, if a Change in Control shall conclusively be deemed to have occurred and at least one of the two additional circumstances described below occurs, then there shall be immediate full vesting of each outstanding Award granted on and after the Effective Date, which may be exercised and settled, in whole or in part, even if such Award is not otherwise exercisable or vested by its terms:

(a)

upon a Change in Control the surviving corporation (or any affiliate thereof) or the potential successor (or any affiliate thereto) fails to continue or assume the obligations with respect to each Award or fails to provide for the conversion or replacement of each Award with an equivalent award that satisfies the criteria set forth in Section 10.1(b)(i)(A) or 10.1(b)(i)(B); or

(b)

in the event that the Awards were continued, assumed, converted or replaced as contemplated in 10.1(b)(i), during the two-year period following the effective date of a Change in Control, the Participant resigns or is terminated by the Corporation without Cause, and for purposes of Section 10.1:

(i)

the obligations with respect to each Participant shall be considered to have been continued or assumed by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding:

(A)

the Shares remain publicly held and widely traded on an established stock exchange and, in the case of a Participant that is a U.S. Taxpayer, in a manner intended to comply with, or be exempt from, Section 409A of the Code; and

(B)	the terms of the Plan and each Award are not materially altered or impaired without the consent of the Participant;

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(ii)

the obligations with respect to each Award shall be considered to have been converted or replaced with an equivalent award by the surviving corporation (or any affiliate thereto) or the potential successor (or any affiliate thereto), if each of the following conditions are met, which determination shall be made solely in the discretionary judgment of the Board, which determination may be made in advance of the effective date of a particular Change in Control and shall be final and binding

(A)

each Award is converted or replaced with a replacement award in a manner that qualifies under Subsection 7(1.4) of the Income Tax Act (Canada) in the case of a Participant that is a Canadian Taxpayer on all or any portion of the benefit arising in connection with the grant, exercise and/or other disposition of such award;

(B)

the converted or replaced award preserves the existing value of each underlying Award being replaced, contains provisions for scheduled vesting and treatment on termination of employment (including with respect to termination for cause or constructive dismissal) that are no less favourable to the Participant than the underlying Award being replaced, and all other terms of the converted award or replacement award (but other than the security and number of shares represented by the continued award or replacement award) are substantially similar to the underlying Award being converted or replaced; and

(C)	the security represented by the converted or replaced Award is of a class that is publicly held and widely traded on an established stock exchange.

10.2 Change in Control

Notwithstanding Section 10.1, in the event of a Change in Control, the Board shall have the right, but not the obligation, and without the consent of any Participant, to permit each Participant, within a specified period of time prior to the completion of the Change in Control as determined by the Board, to exercise all of the Participant’s outstanding Options and to settle all of the Participant’s outstanding Performance Share Units (to the extent then vested and exercisable, including by reason of acceleration by the Board pursuant to Section 10.3 or in accordance with the Award Agreement) but subject to and conditional upon the completion of the Change in Control.

10.3 Discretion to Accelerate Awards

Notwithstanding Section 10.1, in the event of a Change in Control, the Board may accelerate the dates upon which any or all outstanding Awards shall vest and be exercisable or settled, without regard to whether such Awards have otherwise vested in accordance with their terms.

10.4 Further Assurances on Change in Control

The Participant shall execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to Section 10.2 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to Section 10.2 or the Award Agreement shall be subject to the completion of the Change in Control event.

10.5 Awards Need Not be Treated Identically

In taking any of the actions contemplated by this Section 10, the Board shall not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

10.6 Compliance with Exchange Rules

Notwithstanding any other provision of this Section 10, any acceleration, assumption, continuation, conversion, replacement, exercise, redemption, settlement or issuance of Shares in connection with a Change in Control shall be subject to applicable law, Applicable Tax Laws and Exchange Rules. No action shall be taken under this Section 10 to the extent such action would require shareholder approval under Exchange Rules unless such approval has been obtained.

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11. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

11.1 Discretion to Amend the Plan and Awards

Subject to Section 11.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including all stock exchange requirements). Any amendment under this Section shall be subject to all necessary regulatory approvals including those required under any Exchange Rules. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

(a)	ensure compliance with applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

(b)	provide additional protection to shareholders of the Corporation;

(c)

remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any applicable laws, regulations or policies, including, but not limited to the rules and policies of any stock exchange on which the Shares are listed for trading;

(d)	cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

(e)	facilitate the administration of the Plan;

(f)

amend the definitions, administrative provisions, vesting provisions, settlement mechanics, account maintenance provisions, tax withholding provisions, notice provisions or other procedural provisions of the Plan, provided that such amendment is not a material amendment requiring shareholder approval under applicable law or Exchange Rules and does not materially adversely affect the rights of any Participant under an outstanding Award without such Participant’s consent; or

(g)

make any other change that does not require shareholder approval under applicable law or Exchange Rules and is not expected to materially adversely affect the interests of the shareholders of the Corporation or the rights of any Participant under an outstanding Award.

11.2 Amendments Requiring Shareholder Approval

Notwithstanding Section 11.1 and except for adjustments made pursuant to Section 10, no amendments to the Plan or Awards to:

(a)

with respect to Options, reduce the Option Price, cancel and reissue any Options so as to in effect reduce the Option Price or take any other action that would be treated as a repricing under applicable law or Exchange Rules;

(b)

extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 14.3;

(c)

increase the number of Shares reserved or available for issuance under the Plan (including any change to the formula used to determine the number of Shares reserved or available for issuance under the Plan);

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(d)	revise the insider participation limits set out in Section 4.3;

(e)	revise Section 7 to permit Awards granted under the Plan to be transferable or assignable other than as expressly permitted under the Plan and applicable law, Applicable Tax Laws and Exchange Rules;

(f)	amend the definition of “Eligible Person” or otherwise materially expand the class of persons eligible to participate in the Plan;

(g)	materially increase the benefits available to Participants under the Plan;

(h)	add any new form of equity compensation arrangement or Award type that would require shareholder approval under applicable law or Exchange Rules;

(i)	revise the amending provisions set forth in Section 11.1 or 11.2; or

(j)

constitute a material amendment to the Plan or any other equity compensation arrangement for purposes of Nasdaq Listing Rule 5635(c) or otherwise require shareholder approval under applicable law or Exchange Rules.

shall be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the Applicable Exchange.

11.3 Amendment, Suspension or Discontinuance

No amendment, suspension or discontinuance of the Plan or of any Award may contravene applicable law, Applicable Tax Laws or Exchange Rules, including the rules and policies of the CSE, the Nasdaq Listing Rules or the requirements of any securities commission or other regulatory body to which the Plan or the Corporation is then subject. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

11.4 Tax Provisions

Notwithstanding the foregoing:

(a)	no amendment to the Plan shall cause the Plan or Performance Share Units granted to a Canadian Taxpayer hereunder to be made without the consent of such Canadian Taxpayer if the result of such amendment would be to cause the Performance Share Units to be a “salary deferral arrangement” under the Income Tax Act (Canada);

(b)	no amendment to the Plan shall cause the Plan granted to a Canadian Taxpayer hereunder to cease to meet the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada) without the consent of such Canadian Taxpayer; and

(c)	no amendment to the Plan or any Award shall be made if the result of such amendment would reasonably be expected to cause an Award granted to a U.S. Taxpayer to fail to comply with, or be exempt from, Section 409A of the Code, unless the affected U.S. Taxpayer consents to such amendment or the Board determines that such amendment is necessary or advisable to comply with Applicable Tax Laws.

11.5 Nasdaq Shareholder Approval

Notwithstanding any other provision of the Plan, for so long as the Shares are listed on Nasdaq, the Corporation shall obtain shareholder approval to the extent required by the Nasdaq Listing Rules, including Nasdaq Listing Rule 5635(c), in connection with the establishment of, or any material amendment to, any stock option plan, share purchase plan or other equity compensation arrangement pursuant to which Shares may be acquired by officers, directors, employees or consultants of the Corporation or any subsidiary. No grant, amendment, exercise, redemption, settlement or issuance of Shares shall be made under the Plan to the extent such action would require shareholder approval under the Nasdaq Listing Rules unless such approval has been obtained.

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12. DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account. Dividend Equivalents to be credited to a Participant’s PSU Account shall be credited as follows:

(a)

any cash dividends or distributions credited to the Participant’s PSU Account shall be deemed to have been invested in additional Performance Share Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units shall be subject to the same terms and conditions as are applicable in respect of the Performance Share Units with respect to which such dividends or distributions were payable; and

(b)

if any such dividends or distributions are paid in Shares or other securities, such Shares and other securities shall be subject to the same vesting, performance and other restrictions as apply to the Performance Share Units with respect to which they were paid.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units that have expired or that have been forfeited or terminated. For greater certainty, unless otherwise determined by the Board and permitted under applicable law and Exchange Rules, Dividend Equivalents credited in respect of an Award shall be subject to the same vesting, performance, forfeiture and termination conditions as the Award to which they relate and shall not be paid unless and until the underlying Award has vested or otherwise become payable in accordance with its terms.

13. MISCELLANEOUS

13.1 No Rights as a Shareholder

Nothing contained in the Plan nor in any Award granted hereunder shall be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

13.2 Employment

Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a director or a consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

13.3 Record Keeping

The Corporation shall maintain appropriate registers in which shall be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers shall include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Corporation considers appropriate to record in such registers.

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13.4 Income Taxes

As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation and any applicable subsidiary to withhold from any payment otherwise payable to such Eligible Person, or to require such Eligible Person to remit to the Corporation or applicable subsidiary, any amounts required by any taxing authority to be withheld, deducted or remitted as a consequence of participation in the Plan, the grant, vesting, exercise, redemption or settlement of any Award, or the issuance of any Shares pursuant to the Plan. The Corporation may satisfy any withholding obligation by any method permitted under applicable law and Exchange Rules, including withholding from cash compensation, requiring a cash payment from the Participant, withholding Shares otherwise issuable under the Plan, or selling Shares otherwise issuable under the Plan, provided that any such method complies with applicable law, Applicable Tax Laws and Exchange Rules.

13.5 No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

13.6 Direction to Transfer Agents

Upon receipt of a certificate of an authorized officer of the Corporation directing the issue of Shares issuable under the Plan, the transfer agent of the Corporation is authorized and directed to issue and countersign share certificates for the Shares subject to the applicable Award in the name of such Participant or as may be directed in writing by the Participant.

13.7 U.S. Taxpayers

Notwithstanding any other provision of the Plan or any Award Agreement, Awards granted to U.S. Taxpayers shall be granted, administered, exercised and settled in a manner intended to comply with, or be exempt from, Section 409A of the Code, to the extent applicable. The Board may impose such additional terms and conditions on Awards granted to U.S. Taxpayers as it determines necessary or advisable to comply with Applicable Tax Laws. Neither the Corporation nor any subsidiary makes any representation or warranty regarding the tax treatment of any Award and shall have no liability to any Participant for any taxes, penalties or interest arising under Section 409A of the Code or any other Applicable Tax Laws.

13.8 Clawback/Recovery

All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Corporation is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Corporation’s securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Corporation or a subsidiary.

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14. TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS

14.1 Term of Award

Subject to Section 14.3, in no circumstances shall the term of an Award exceed ten years from the Grant Date.

14.2 Expiry, Forfeiture and Termination of Awards

If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award shall forthwith expire and be forfeited and shall terminate and be of no further force or effect.

14.3 Blackout Periods

Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award is (i) during a Blackout Period, or (ii) within ten trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the Blackout Period, provided that such extension complies with applicable law, Applicable Tax Laws and Exchange Rules and does not require shareholder approval under Exchange Rules unless such approval has been obtained. Notwithstanding the foregoing, no extension shall apply to a Performance Share Unit granted to a Canadian Taxpayer or U.S. Taxpayer to the extent such extension would cause the Award to fail to comply with Applicable Tax Laws. In the case of a Performance Share Unit granted to a Canadian Taxpayer, any settlement that is effected during a Blackout Period in order to comply with the applicable timing requirements under the Plan and the Income Tax Act (Canada) shall, subject to applicable law and Exchange Rules, be settled in cash notwithstanding any other provision hereof.

15. GOVERNING LAW

The Plan shall be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

16. REGULATORY APPROVAL

The Plan, each Award and the issuance of any Shares pursuant to the Plan shall be subject to all required approvals under applicable law and Exchange Rules, including the rules and policies of the CSE and the Nasdaq Listing Rules. Any Award granted prior to the receipt of any required shareholder, CSE, Nasdaq or other regulatory approval shall be conditional upon such approval being obtained, and no such Award may be exercised, redeemed or settled in Shares unless and until such approval has been obtained. The Corporation shall not be obligated to grant, exercise, redeem or settle any Award, or issue any Shares pursuant to the Plan, if doing so would result in a violation of applicable law, the rules or policies of the CSE, the Nasdaq Listing Rules or any other Exchange Rules.

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17. Employment Inducement Awards

Notwithstanding any other provision of the Plan, the Board may grant Awards as employment inducement awards only to the extent permitted under applicable law and Exchange Rules. For so long as the Shares are listed on Nasdaq, any Award intended to qualify as an employment inducement award under Nasdaq Listing Rule 5635(c)(4) shall be approved by the Corporation’s independent compensation committee or by a majority of the Corporation’s independent directors, shall be granted as a material inducement to the individual’s entering into employment with the Corporation or a subsidiary, and shall be publicly disclosed to the extent and in the manner required by the Nasdaq Listing Rules. No provision of the Plan shall be interpreted as permitting any employment inducement award that would require shareholder approval under applicable law or Exchange Rules unless such approval has been obtained.

18. COMPLIANCE WITH EXCHANGE RULES

Notwithstanding any other provision of the Plan or any Award Agreement, the Plan, all Awards and all issuances of Shares under the Plan shall be administered in compliance with applicable law, Applicable Tax Laws and Exchange Rules. If the Shares are listed on more than one Applicable Exchange, the Corporation shall comply with the requirements of each Applicable Exchange, and where the requirements of Applicable Exchanges differ, the Corporation shall comply with the more restrictive requirement to the extent necessary to maintain compliance with all applicable Exchange Rules. In the event of any inconsistency between the Plan or any Award Agreement, on the one hand, and applicable law or Exchange Rules, on the other hand, applicable law and Exchange Rules shall govern.

19. EFFECTIVE DATE, TERMINATION DATE AND SUBSEQUENT APPROVAL OF THE PLAN

The Plan is dated with effect as of the Effective Date and, as amended and restated, shall be subject to all required shareholder approvals and approvals, acceptances or clearances under applicable law and Exchange Rules, including the rules and policies of the CSE and the Nasdaq Listing Rules. No Award shall be granted, exercised, redeemed or settled in Shares except in compliance with such approvals, acceptances or clearances.

The Plan shall terminate on a date that is not more than ten (10) years from the Effective Date, unless shareholder re-approval of the Plan is obtained for a further ten (10) year period.

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Schedule A

Option Award Agreement

This Option Award Agreement (the “Agreement”) is made as of the ● day of ●, 20● between BetterLife Pharma Inc., a corporation existing under the laws of British Columbia (the “Corporation”) and ● in the City of ●, in the Province of ● (the “Participant”).

1. DEFINITIONS

Terms defined in the Long-Term Incentive Plan dated as of August 27, 2026 (the “Plan”) and used herein have the respective meanings attributed to such terms in the Plan, unless otherwise defined herein.

2. GRANT AND PRICE

The Corporation grants Options to the Participant to purchase the number of Shares hereinafter set out, subject to the terms and conditions in the Plan and hereinafter set out:

Grant Date:	●
Number of Options:	●
Option Price:	●
Scheduled Expiry Date:	●

3. EXERCISE OF OPTION

Options shall be exercisable only to the extent that the Option has vested. Subject to the terms and conditions set forth in the Plan, each Option shall vest and become exercisable as follows:

Vesting Dates	Number of Options
●	●
●	●
●	●

The Option may be exercised by the Participant by delivering to the Corporation a completed Appendix 1 – Notice of Exercise of Option, a copy of which is attached hereto.

4. ATTRIBUTES OF OPTIONS

All Options, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated by reference. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.

5. MISCELLANEOUS PROVISIONS

5. 1Notices

Any notice given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

To the Corporation at:

Address:	<@>
Attention:	<@>
Tel:	<@>
Email:	<@>

A-1

To the Participant at:

Address:	●
●

Attention:	●
Email:	●

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2 Successors and Assigns

This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives.

5.3 Entire Agreement.

This Agreement, together with the terms of the Plan constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.

5.4 Governing Law.

This Agreement shall be construed in accordance with and be governed by the laws of Province of British Columbia and the federal laws of Canada applicable therein. Notwithstanding any other provision of this Agreement or the Plan, the grant, vesting, exercise, redemption, settlement and issuance of any Shares pursuant to this Agreement are subject to applicable law, Applicable Tax Laws and Exchange Rules, including, as applicable, the rules and policies of the CSE and the Nasdaq Listing Rules. No Shares shall be issued pursuant to this Agreement unless such issuance complies with all such requirements.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BETTERLIFE PHARMA INC.

By:
		Name:	c/s
Title:

By:
Witness to Participant’s Signature		Name:
Title:

A-2

APPENDIX 1

TO OPTION AWARD AGREEMENT

NOTICE OF EXERCISE OF OPTION

TO:        BetterLife Pharma Inc. (the “Corporation”)

In accordance with the terms and conditions of the Long-Term Incentive Plan dated as of August 27, 2026 (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of ●, 20● the undersigned hereby irrevocably elects to exercise all or part of its Option granted pursuant to the Plan in the following manner:

1.	Option Information:

Grant Date

Number of Options Granted

Option Price per Share

2. Exercise Information:

Number of Options Being Exercised

Number of Options Being Exercised on a Cashless Exercise or Net Exercise Basis:

Aggregate Option Price

3. Registration. The Shares are to be registered as directed below:

Name of Financial Institution

Address

Account Number

Contact / Telephone

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the           day of                                     , 20        .

By:
Name:
Title:

A-3

SCHEDULE B

PSU AWARD AGREEMENT

This PSU Award Agreement (the “Agreement”) is made as of the <@> day of <@>, <@> between BetterLife Pharma Inc., a corporation existing under the laws of the Province of British Columbia (hereinafter called the “Corporation”) and <@> of the City of <@>, in the Province of <@> (hereinafter called the “Participant”).

1. DEFINITIONS

In and for the purposes of this Agreement, terms defined in the Long-Term Incentive Plan effective August 27, 2026 (the “Plan”), if applicable, and used herein have the respective meanings attributed to such terms in the Plan, unless otherwise defined herein.

2. GRANT AND VESTING PROVISIONS

2.1 The Corporation hereby grants to the Participant an aggregate of <@> Performance Share Units, on and subject to the terms and conditions set forth in the Plan and the terms and conditions hereinafter set out. Performance Share Units shall be settled by the Corporation in accordance with the Plan only to the extent that the Performance Share Units have vested. Subject to Section 10 of the Plan, unless otherwise determined by the Board in accordance with the provisions hereof, each Performance Share Unit shall vest and shall be settled as at the date that is the end of the performance cycle (which shall be the “PSU Vesting Date”), subject to any performance criteria having been satisfied.

2.2 The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement, substantially in the form attached as Schedule 1 - Notice of Settlement of Performance Share Units attached hereto.

3. ATTRIBUTES OF PERFORMANCE SHARE UNITS

3.1 All Performance Share Units, whether or not vested, shall at all times be held by the Participant subject to and in accordance with the Plan, the terms of which are deemed to be incorporated herein by reference and to form a part hereof. The Participant hereby confirms that a copy of the Plan has been made available, and agrees to be bound by it.

4. OTHER PROVISIONS

4.1 The vesting of Performance Share Units is conditional upon the achievement of the criteria set out in the table below:

4.2 Dividend Equivalents will be credited to the PSU Account with respect to the Performance Share Units.

5. MISCELLANEOUS PROVISIONS

5.1 Notices.

Any notice to be given pursuant to provisions hereof shall be sufficiently given if delivered personally to the Person to whom it is to be given or if delivered to the Person’s address at the following applicable address or mailed to the Person at such address by ordinary mail, postage prepaid, or provided by any electronic means of sending messages, including facsimile transmission or email, which produces a paper record. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed:

If to the Corporation:

<@>
Attention:	<@>
Tel:	<@>
Facsimile:	<@>
Email:	<@>

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If to the Participant:

Address:	<@>
Attention:	<@>
Email:	<@>

Any notice so delivered shall be deemed to have been received when it is delivered personally at the address as aforesaid. Any notice mailed or provided by electronic document as aforesaid shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

5.2 Successors and Assigns.

This Agreement shall be binding upon the Corporation and its successors and assigns and shall enure to the benefit of the Participant and its Personal Representatives and Permitted Assigns.

5.3 Entire Agreement.

This Agreement and the Plan constitute the entire agreement between the parties pertaining to the subject matter hereof and this Agreement supersedes and replaces all prior agreements, negotiations, discussions and understandings, written or oral, between the parties.

5.4 Governing Law.

This Agreement shall be construed in accordance with and be governed by the laws ofthe Province of British Columbia and the federal laws of Canada applicable therein. Notwithstanding any other provision of this Agreement or the Plan, the grant, vesting, exercise, redemption, settlement and issuance of any Shares pursuant to this Agreement are subject to applicable law, Applicable Tax Laws and Exchange Rules, including, as applicable, the rules and policies of the CSE and the Nasdaq Listing Rules. No Shares shall be issued pursuant to this Agreement unless such issuance complies with all such requirements..

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BETTERLIFE PHARMA INC.

By:
Name:
Title:

By:
Name:
Title:

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SCHEDULE 1 - NOTICE OF SETTLEMENT OF PERFORMANCE SHARE UNITS

TO:     BetterLife Pharma Inc. (the “Corporation”)

In accordance with the terms and conditions of the Long-Term Incentive Plan effective August 27, 2026 (the “Plan”) and the related agreement entered into between the Corporation and the undersigned dated as of <@>, including Section 6 of the Plan:

1. Amounts Paid in Settlement. The undersigned hereby irrevocably elects to settle vested Performance Share Units in the Participant’s PSU Account under the Plan as follows:

Number of Vested Performance Share Units	PSU Vesting Date
●, 20●

2. Registration. The Shares issued in settlement of the vested Performance Share Units, if any, are to be registered in the name of the undersigned and are to be delivered, as directed below:

_____________________________________________________

[Name]

_____________________________________________________

[Address]

Terms defined in the Plan and used herein have the respective meanings attributed to such terms in the Plan.

DATED the                 day of                 ,           .

Witness to Participant’s Signature	Name:

3. Amounts Paid in Settlement. The vested Performance Share Units in the Participant’s PSU Account under the Plan shall be settled as follows:

Number of Vested Performance Share Units	PSU Vesting Date	Percentage in Shares	Percentage in Cash
	●, 20●	%	%

Accepted and agreed this                day of              ,           .

BETTERLIFE PHARMA INC.

By:
Name:
Title:

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